UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170287

DIVISION OF
CORPORATION FINANCE

August 3, 2017

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Cardinal Health, Inc.
Incoming letter dated July 3, 2017

Dear Mr. Mueller:

This is in response to your letter dated July 3, 2017 concerning the shareholder proposal submitted to Cardinal Health by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

August 3, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cardinal Health, Inc.
Incoming letter dated July 3, 2017

The proposal requests that the board take the steps necessary to adopt a bylaw that prior to the annual meeting, the outcome of votes cast by proxy on certain executive pay matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes.

We are unable to concur in your view that Cardinal Health may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. We are also unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that Cardinal Health may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

July 3, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Cardinal Health, Inc.*
Shareholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Cardinal Health, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company's deadline for filing its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Securities and Exchange Commission (the "Commission") or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

As relevant to this no-action request, the Proposal and Supporting Statements state:

> Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on certain executive pay matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. Certain maters [sic] include the topics of say on executive pay and management-sponsored or board-sponsored resolutions seeking approval of executive pay plans.
>
> This proposal would not prohibit management access to shareholder comments submitted along with shareholder meeting ballots. This proposal is limited to executive pay items. Shareholders could still waive the confidentiality of their ballots on executive pay items – for instance by checking a box on the ballot.
>
> Our management can now monitor incoming votes and then use shareholder money to blast shareholders with costly solicitations on matters where they have a direct self-interest such as such as [sic] the ratification of lucrative stock options and to obtain artificially high votes for their lucrative executive pay.
>
> Our management can now do an end run on the effectiveness of say on pay votes. Instead of improving executive pay practices in response to disapproving shareholder votes, our management can efficiently manipulate the say on pay vote to a higher percentage. Without executive pay confidential voting our management can simply blast shareholders by using multiple professional proxy solicitor firms at shareholder expense (no timely disclosure of the cost) with one-way communication by mail and electronic mail (right up to the deadline) to artificially boost the vote for their self-interested executive pay ballot items.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(3), because the Proposal is impermissibly vague and indefinite and is false and misleading.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3).

A. The Proposal Is Impermissibly Vague And Indefinite.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal.").

The Staff has consistently permitted the exclusion of a shareholder proposals under Rule 14a-8(i)(3) where the proposal is vague and internally inconsistent, such that neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. For example, in *Amazon.com, Inc.* (avail. Mar. 6, 2014), the Staff concurred in the exclusion of a proposal substantially similar to the Proposal, requesting that the company adopt a bylaw under which the "outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes." The company successfully argued that the proposal used "inconsistent and ambiguous language" providing for "alternative interpretations" and that it failed "to provide any guidance as to how the inconsistencies and ambiguities should be resolved." In particular, the company noted that the proposal's prohibition on the availability of preliminary voting results would apply to solicitations for proposals on "executive pay or for other purposes" but that the proposal's supporting statements indicated the proposal would not impede the company's ability to monitor voting results for solicitations conducted "for other proper purposes." The company argued that the proposal expressly stated both that the requested bylaw applied, and did not apply, to solicitations other than those specifically mentioned in the proposal. In light of the proposal's uncertainty and inherently contradictory language, the Staff agreed that the company could exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite. *See also*, *Oshkosh Corp.*(avail. Sept. 15, 2014); *Amphenol Corp.* (avail. Mar. 28, 2014); *Comcast Corp.* (avail. Mar. 6, 2014); *Equinix, Inc.* (avail. Mar. 6, 2014); *The Home Depot, Inc.* (avail. Mar. 6, 2014); *Leidos Holdings, Inc.* (avail. Mar. 6, 2014); *Reliance Steel & Aluminum Co.* (avail. Mar. 6, 2014); *The Southern Company* (avail. Mar. 6, 2014); *SunEdison, Inc.* (avail. Mar. 6, 2014); *UnitedContinental Holdings, Inc.* (avail. Mar. 6, 2014); *Intel Corp.* (Mar. 4, 2014); *Newell Rubbermaid Inc.* (Mar. 4, 2014); *Verizon Communications Inc.* (Mar. 4, 2014) (each likewise concurring with exclusion of a similar proposal).

These proposals are consistent with a long line of precedents where the Staff has concurred in the exclusion of shareholder proposals that similarly contained internal inconsistencies or failed to sufficiently explain when a requested bylaw or policy would or would not apply. S*ee Bank of America Corp.* (avail. Mar. 12, 2013) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) for similarly ambiguous and inconsistent language where the proponent's definition of the term "extraordinary transactions" was inconsistent with examples of "extraordinary transactions" given throughout the proposal); *Newell Rubbermaid Inc.* (avail. Feb. 21, 2012) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that the fact that the proposal, which sought to permit shareholders to call special meetings, presented vague and ambiguous standards for determining the number of shareholders entitled to call special meetings, and failed to provide any guidance on how the ambiguity should be resolved, made it impossible to fully understand the effect of implementation); *SunTrust Banks, Inc.* (avail. Dec. 31, 2008) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the proposal sought to impose executive compensation limitations, but correspondence from the proponent indicated the changes were intended to be only temporary); *Verizon Communications Inc.* (avail. Feb. 21, 2008) (concurring with the exclusion of a proposal attempting to set formula for short- and long-term incentive-based executive compensation where the company argued that because the methods of calculation were inconsistent with each other, it could not determine with any certainty how to implement the proposal); *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) that requested that all stock options granted by the company be expensed in accordance with Financial Accounting Standards Board ("FASB") guidelines, where the company argued that the applicable FASB standard "expressly allows the [c]ompany to adopt either of two different methods of expensing stock-based compensation," but that because the proposal failed to provide any guidance, it would be impossible to determine which of the two alternative methods the company would need to adopt in order to implement the proposal).

The Proposal is vague and indefinite, within the standard reflected by the precedents cited above, so as to be inherently misleading, despite being revised from the version considered in *Amazon.com*. As with the proposals in *Amazon.com* and *Newell Rubbermaid*, the Proposal is internally inconsistent and is vague because it fails to explain when the requested bylaw would or would not apply. In this regard, it is particularly significant that the Proposal calls for a bylaw amendment since, unlike a proposal calling for adoption of a policy or other corporate action in which ambiguities can be addressed through board or managerial administration, bylaws require clarity and precision. Specifically, the Proposal is inconsistent as to whether the "executive pay matters" to which the requested bylaw is to apply includes all or only some select subset of executive compensation-related proposals and, if the latter, which executive compensation-related proposals are to be subject to the bylaw. As such, other than a few specifically identified executive compensation matters, it is impossible to determine when the bylaw requested by the Proposal, as written, is intended to apply and when it is not.

The initial paragraph of the Proposal states that the confidentiality requirement shall apply to "certain executive pay matters." The Proposal then states that "Certain maters [sic] include the topics of say on executive pay and management-sponsored or board-sponsored resolutions seeking approval of executive pay plans." The phrase "certain executive pay matters" necessarily indicates that the proposed bylaw is to apply to some but not all proposals addressing executive compensation.[1] The use of the word "include" in the following sentence means that the examples provided are not exhaustive, so that it is clear the proposal intends some, but not all, additional types of executive compensation proposals to be subject to the requested bylaw. However, the Supporting Statements then state that "This Proposal is limited to executive pay items", which indicates that the only limitation on the requested bylaw is that it applies to executive compensation proposals but not to other types of proposals. Thus, the scope of the requested bylaw as described by the language of the Proposal is vague, and conflicts with the scope as described in the Supporting Statements. As with the inconsistent and ambiguous references to solicitations for "other purposes" in the *Amazon.com* and other letters cited above, the Proposal is ambiguous as to which other executive compensation proposals (beyond those specifically identified in the Proposal)[2] would be subject to the requested bylaw restriction, and is inconsistent on whether the requested bylaw applies to only certain executive compensation

---

1 When used in this context (as a pronoun or adjective) the word "certain" by definition means some but not all, and refers to specific but unidentified instances.

2 In *Amazon.com* and the other precedents cited above, it was clear that the requested bylaw was to apply to "executive pay" proposals and to other proposals, but was vague and inconsistent as to whether it applied to all other types of proposals or only certain other types of proposals (and if so, which other types of proposals). Similarly here, the Proposal is clear that the requested bylaw is to apply to two specifically identified types of executive compensation proposals and to other types of executive compensation proposals, but is vague and inconsistent as to whether it applies to all other types of executive compensation proposals or only certain other types of executive compensation proposals (and if so, which other types). Thus, the fact that a shareholder considering the Proposal would know some instances in which the proposed bylaw would apply is not sufficient to avoid exclusion under Rule 14a-8(i)(3). It could be material to a shareholder, for example, to know whether or not the proposed bylaw would apply to shareholder proposals relating to executive compensation.

proposals or applies generally to any executive compensation proposal, with the only limitation being that the Proposal is limited to executive compensation matters.

As a result, shareholders voting on the Proposal would not know which executive compensation proposals (beyond those specifically identified in the Proposal) would be subject to the requested bylaw restriction and which (if any) would not be, and the Company would not be able to draft a bylaw that would implement the Proposal. For example, it is unclear from the Proposal whether the requested bylaw would apply to a shareholder proposal on executive compensation or would apply to the Company's advisory vote on the frequency of "say-on-pay" executive compensation votes. It is unclear, as well, if the Proposal would apply to an advisory "say on golden parachute" vote under Rule 14a-21(c). If the Company applied the proposal to all executive compensation-related proposals, it would be inconsistent with the intent of shareholders who read the Proposal's reference to "certain" to mean some, but not all, executive compensation-related proposals.

It is well established that to avoid exclusion under Rule 14a-8(i)(3), the scope of a proposal must be clear and understandable from the face of the proposal and its supporting statements,[3] particularly when the Proposal is seeking a bylaw change. The Proposal here fails that test. The wording of the Proposal is vague and inconclusive, and the Supporting Statement does not elaborate upon, but instead conflicts with, the language of the Proposal. If the Proposal were included in the 2017 Proxy Materials, the Company's shareholders voting on the Proposal would not have any reasonable certainty as to the actions or measures upon which they would be voting and the Company would not know how to describe which executive compensation proposals would be subject to any bylaw it sought to prepare to implement the Proposal.[4] As a result, the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and accordingly is excludable under Rule 14a-8(i)(3).

B. The Proposal Is False And Misleading.

As discussed above, Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including

---

[3] *See, e.g., Chevron Corp.* (avail. March 15, 2013) (Staff concurred that a proposal could be excluded under Rule 14a-8(i)(3) because the proposal referred to, but did not explain, a standard that was necessary to determine with any reasonable certainty exactly what actions or measures the proposal required and that was a central aspect of the proposal); Staff Legal Bulletin 14G (Oct. 16, 2012) ("SLB 14G") ("In evaluating whether a proposal may be excluded [under Rule 14a-8(i)(3)], we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.").

[4] A bylaw restricting management's access to voting results on all executive compensation-related proposals would not implement the Proposal's language subjecting only "certain executive pay matters" to the restriction.

[Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." The Note to Rule 14a-9 provides examples of statements that may be misleading within the meaning of Rule 14a-9, including "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." This point is reiterated in SLB 14B, which states that "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where … statements directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Staff further emphasized in SLB 14B that exclusion is proper where the statements are materially false or misleading. *See General Magic, Inc.* (avail. May 1, 2000) (permitting exclusion under Rule 14a-8(i)(3) as false and misleading of a proposal that requested the company make "no more false statements" to its shareholders because the proposal created the false impression that the company tolerated dishonest behavior by its employees).

The Proposal is likewise materially false and misleading because it includes as an essential element of its supporting arguments a false accusation that could mislead shareholders. Specifically, the Proposal states that:

> Our management can now do an *end run* on the effectiveness of say on pay votes. Instead of improving executive pay practices in response to disapproving shareholder votes, our management can *efficiently manipulate* the say on pay vote to a higher percentage. (Emphasis added).

The Supporting Statements thus allege, without any factual basis, that the Company's management is manipulating shareholders' votes and circumventing valid voting processes. Moreover, this allegation is material to the Proposal as it provides the only justification for the requested bylaw. Rule 14a-8(i)(3) is intended to protect a company from having to include in its proxy materials a proposal that contains materially false and misleading allegations as a means to trick shareholders into supporting a proposal. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3) for containing materially false and misleading statements that violate Rule 14a-9.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or James E. Barnett, the Company's Vice President & Associate General Counsel, at (614) 757-4514.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller

Enclosures

cc: James Barnett, Cardinal Health, Inc.
John Chevedden

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***. *** FISMA & OMB Memorandum M-07-16 ***.

Ms. Jessica Mayer
Secretary
Cardinal Health Inc. (CAH)
7000 Cardinal Place
Dublin, OH 43017
PH: 614-757-3033
FX: 614-757-6000
FX: 614-757-5051

Dear Ms. Mayer,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve company performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to FISMA & OMB Memorandum M-07-16 ***.

Sincerely,

John Chevedden

May 2, 2017
Date

cc: Elaine Natsis <Elaine.Natsis@cardinalhealth.com>
Assistant Secretary
James Barnett <James.Barnett@cardinalhealth.com>

[CAH: Rule 14a-8 Proposal, May 2, 2017]
[This line and any line above it – *Not* for publication.]

Proposal [4] – Executive Pay Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on certain executive pay matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. Certain maters include the topics of say on executive pay and management-sponsored or board-sponsored resolutions seeking approval of executive pay plans.

This proposal would not prohibit management access to shareholder comments submitted along with shareholder meeting ballots. This proposal is limited to executive pay items. Shareholders could still waive the confidentiality of their ballots on executive pay items – for instance by checking a box on the ballot.

Our management can now monitor incoming votes and then use shareholder money to blast shareholders with costly solicitations on matters where they have a direct self-interest such as such as the ratification of lucrative stock options and to obtain artificially high votes for their lucrative executive pay.

Our management can now do an end run on the effectiveness of say on pay votes. Instead of improving executive pay practices in response to disapproving shareholder votes, our management can efficiently manipulate the say on pay vote to a higher percentage. Without executive pay confidential voting our management can simply blast shareholders by using multiple professional proxy solicitor firms at shareholder expense (no timely disclosure of the cost) with one-way communication by mail and electronic mail (right up to the deadline) to artificially boost the vote for their self-interested executive pay ballot items.

It is important for shareholders that the company get executive pay right in order to give management the best-focused incentive for long-term shareholder value. Executive pay is not ordinary business.

Please vote to enhance shareholder value:

Executive Pay Confidential Voting– Proposal [4]

[The line above – *Is* for publication.]

John Chevedden, *** FISMA & OMB Memorandum M-07-16 ***. sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
*** FISMA & OMB Memorandum M-07-16 ***.

CardinalHealth

May 4, 2017

VIA OVERNIGHT MAIL AND EMAIL

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***.

Dear Mr. Chevedden:

I am writing on behalf of Cardinal Health, Inc. (the "Company"), which received on May 3, 2017, your shareholder proposal entitled "Executive Pay Confidential Voting" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the required number or amount of Company shares for the one-year period preceding and including May 3, 2017, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including May 3, 2017; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number or amount of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including May 3, 2017.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including May 3, 2017. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including May 3, 2017, the required number or amount of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 7000 Cardinal Place, Dublin, Ohio 43017. Alternatively, you may transmit any response by email to me at elaine.natsis@cardinalhealth.com.

If you have any questions with respect to the foregoing, please contact me at 614-757-5681. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Elaine S. Natsis
Assistant Secretary
Cardinal Health, Inc.

Enclosures

cc: Jessica L. Mayer, Corporate Secretary

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

May 11, 2017

John R. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***.

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100 shares of Cardinal Health, Inc. (CUSIP: 14149Y108, trading symbol: CAH) since October 1, 2015.

These shares are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments subsidiary.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday) and entering my extension 15838 when prompted.

Sincerely,

George Stasinopoulos
Personal Investing Operations

Our File: W064642-10MAY17